Deloitte & Touche

Statsautoriseret Revisionsaktieselskab

H. C. Andersens Boulevard 2

Telefon: 33 76 33 33

Telefax: 33 76 39 93

www.deloitte.dk 1780 Kobenhavn V

Deloitte & Touche

IP Service ApS

(A Development Stage Enterprise)
Financial Statements Periods Ended
December 31, 2001 and June 30,
2002, and
Independent Auditors' Report

Deloitte
Touche
Tohmatsu

IP SERVICE APS

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

IP Service ApS
Horsens, Denmark

We have audited the accompanying balance sheets of IP Service ApS as of December 31, 2001 and June 30, 2002, and the related statements of income, stockholders' equity, and cash flows for each of the two periods ending December 31, 2001 and June 30, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of IP Service ApS at December 31, 2001 and June 30, 2002, and the results of their operations and their cash flows for each of the two periods ending December 31, 2000 and June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the Company's development of the Analizt software might lead to a lawsuit for compensation from a public Danish venture capital organization (Vaekstfonden). Copenhagen, February 7, 2003

Deloitte & Touche
Statsautoriseret Revisionsaktieselskab

Frank Schjøtt
State Authorized Public Accountant

IP SERVICE APS

BALANCE SHEETS

DECEMBER 31, 2001 AND JUNE 30, 2002

	December 31 2001		June 30 2002	
ASSETS				
CURRENT ASSETS:				
Cash and short-term investments	DKK	60.357	DKK	16.352
Accounts receivable trade		57.934		129.893
Accounts receivable, related parties		153.106		252.313
Allowances for doubtful accounts		(153.106)		(310.476)
Deferred tax assets		45.750		57.406
Prepaid expenses		0		4.295
Total current assets		164.041		149.783
EQUIPMENT - Net (Note 4)	DKK	0	DKK	92.239
TOTAL	DKK	164.041	DKK	242.022
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable and accrued liabilities	DKK	9.858	DKK	13.362
Other current liabilities		40.986		67.707
Deferred revenue		0		32.003
Total current liabilities		50.844		113.072
STOCKHOLDERS' EQUITY:				
Common stock, DKK 1,000 par value - authorized, outstanding, 125 shares		125.000		125.000
Retained earnings		(11.803)		3.950
Total stockholders' equity		113.197		128.950
TOTAL	DKK	164.041	DKK	242.022

See notes to financial statements.

IP SERVICE APS

STATEMENTS OF INCOME

THE PERIODS JULY 4, 2000 - DECEMBER 31, 2001 AND JANUARY 1, 2002 - JUNE 30, 2002

	Periodending	
	December 31 2001	**June 30 2002**
NET SALES	DKK 617.618	DKK 487.521
COSTS AND EXPENSES:		
Cost of sales	324.445	64.686
Research and development	0	102.986
Marketing and selling	8.450	5.064
General and administrative	300.564	286.854
Total costs and expenses	633.459	459.590
INCOME FROM OPERATIONS	(15.841)	27.931
OTHER INCOME (EXPENSE):		
Interest income	975	4.094
Interest expense	(1.701)	(7.027)
INCOME BEFORE TAXES ON INCOME	(16.567)	24.998
TAXES ON INCOME (Note 5)	4.764	(9.245)
NET INCOME	DICK (11.803)	DICK 15.753
NET INCOME PER COMMON SHARE	DICK (94,42)	DKK 126,02
WEIGHTED AVERAGE NUMBER OF COMMON		
SHARES OUTSTANDING	125	125

IP SERVICE APS

STATEMENTS OF STOCKHOLDERS' EQUITY
EACH OF THE TWO PERIODS IN THE PERIOD ENDED DECEMBER 31, 2001 AND JUNE 30, 2000

	Common Stock DKK	Retained Earnings DKK	Total Stockholders' Equity DKK
BALANCE, JULY 4, 2000			
Issuance of common stock	125.000		125.000
Net income		(11.803)	(11.803)
BALANCE, DECEMBER 31, 2001	125.000	(11.803)	113.197
Net income		15.753	15.753
BALANCE, JUNE 30, 2002	125.000	3.950	128.950

See notes to financial statements.

IP SERVICE APS

STATEMENTS OF CASH FLOWS PERIODS ENDED DECEMBER 31, 2001 AND JUNE 30, 2002		December 31, 2001		June 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	DKK	113.197	DKK	15.753
Adjustments to reconcile net income to net cash provided by operating				
Depreciation and		0		39.457
Changes in assets and liabilities:				
(Increase) decrease in:				
Receivables		(57.934)		(13.796)
Prepaid expenses and other current assets		0		(4.295)
Increase (decrease) in:				
Accounts payable and accrued liabilities		9.858		3.504
Other current liabilities		40.986		26.721
Deferred taxes		(45.750)		(11.656)
Deferred income		0		32.003
Net cash provided by operating activities		60.357		87.691
CASH FLOWS FROM INVESTING ACTIVITIES:				
Payments for purchases of property, plant and equipment		0		(131.696)
Net cash used in investing activities		0		(131.696)
NET DECREASE IN CASH AND CASH EQUIVALENTS		60.357		(44.005)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		0		60.357
CASH AND CASH EQUIVALENTS, END OF PERIOD	DKK	60.357	DKK	16.352
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:				
Cash paid during the				
Interest	DKK	1.701	DKK	1.207
Income taxes	DKK	0	DKK	0

See notes to financial statements.

IP SERVICE APS
NOTES TO FINANCIAL STATEMENTS
PERIODS ENDED DECEMBER 31, 2001 AND JUNE 30, 2002

1.   DESCRIPTION OF BUSINESS
        IP Service ApS (the "Corporation") offers an array of IT services to customers
        located mainly in Denmark. The services include both sales of IT-security products
        and consultant fees.

        The Corporation is a Private Limited Liability company organized under the company
        code of the Kingdom of Denmark.

   Corporation was founded in April 2002, but has been inactive until January 1, 2001.

2.   BASIS OF PRESENTATION AND ACCOUNTING POLICIES
        Basis of Presentation - From April 2002, the Corporation changed the primary focus of
        the business. Onwards, the corporation's primary focus is to develop internet security
        database software. Therefore, the corporation has transformed into a development stage
        company.

        Significant Accounting Policies - The significant policies followed are in conformity with
        generally accepted accounting principles in the United States of America ("GAAP") and
        are summarized below:

        a.   *Reporting currency* - The functional currency of the corporation is Danish Kroner (DKK).

        b.   *Research and Development expenses* - Research and development expenses during
              the start-up phase are expensed when incurred.

        c.   *Equipment* - Equipment is measured at cost. Equipment is depreciated on a
              straight-line basis over the expected lives of 3 years for computer equipment.

        d.   *Earnings per share* - The company has not issued any stock options or
              warrants. Therefore, basis earnings per share equals diluted earnings per share.

        e.   *Revenue recognition* - Revenues are recognized when the services are
              rendered and the products are delivered.

        f.   *Concentration of credit risk* - Cash and cash equivalents are maintained with a
              major financial institution in Denmark.

        g.   *Income taxes* - The corporation accounts for income taxes using the liability
              method. Deferred tax assets and liabilities are recognized for the expected future
              tax consequences of events that have been recognized in the financial statements or
              tax returns.

        h.   *Post-retirement and post-employment benefits* - The Corporation does not
              provide its employees with post-retirement and post-employment benefits.

3.   ANALIZT SOFTWARE

Since July 2002 the corporation has been developing an internet security software by name of Analizt. Prior to July 2002 research was carried out by a related party to the corporation (IP Solutions A/S) pertaining to a product (MYTH-Software) with some of the same characteristics as Analizt. IP Solutions A/S filed for bankruptcy in April 2002. Soon after a Danish public funding organisation (Vaekstfonden) took pledge in the research which had been carried out prior to the bankruptcy. In August 2002 IP Service ApS purchased the project from Vaekstfonden. Howerver, since Vaekstfonden did not deliver the research, IP Service ApS never paid the price of DKK 25,000 in cash plus a DKK 300,000 loan on special terms, and Vaekstfonden finally recalled the sale on October 2, 2002. It is uncertain whether Vaekstfonden will file a lawsuit against IP Service for violation of the sale agreement with Vaekstfonden. It is further a possibility, that Vaekstfonden will seek compensation due to the similarity of the product functionality of the product MYTH and the new developed product ANALIZT. According to the board of Directors' assessment, IP Service ApS has not infringed on Vaekstfonden's rights to the MYTH software, as ANALIZT is developed in a different platform environment, but we cannot be sure that Vaekstfonden will not initiate a lawsuit related to this matter.

4. EQUIPMENT

Equipment consist of the following:

Computer equipment	131,696
Less accumulated depreciation	(39,457)
Net equipment	92,239

5. INCOME TAXES

Deferred tax assets as of December 31, 2001 and June 30, 2002 are as

follows: Deferred tax assets   45,750 57,406

The tax assets pertain to the allowance for doubtful accounts receivable.

The current portion of income taxes amount to 40,986 DKK as of December 31, 2001 and 67,707 DKK as of June 30, 2002.

The statutory tax rate for a corporation in Denmark is 30%. The reconciliation of income tax is:

Danish income tax rate	30%	30%
Non-deductible interest expense	0%	7%
Non-taxable income	(1 %)	0%
Reported income tax expense	29%	37%

6. SHAREHOLDERS' EQUITY

The corporation has 125 shares at DKK 1,000 each.

7. COMMITMENTS

The company does not have any commitments.

8. RELATED PARTY TRANSACTIONS

In 2002 the corporation has purchased equipment from a related party IP Solutions A/S. The purchase amounted to DKK 131,696 and has been based on market price.

In addition, the corporation leases office space from the CEO on a operating lease agreement. The lease price has been based on market price.

Future minimum payments for noncancelable operating leases as of June 30, 2002, amount to DKK 15,000. Rent expense under the operating lease was DKK 15,000 in 2002 and DKK 0 in